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Alexander C. Karampatsos

alexander.karampatsos@dechert.com
+1 202 261 3402 Direct

July 19, 2024

VIA EDGAR

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Schroders Private Opportunities Fund
(File Nos. 333-262271 and 811-23776)
Post-Effective Amendment No. 1 to the Registration Statement on Form N-2

Dear Ms. O’Neal:

This letter responds to the comments provided to Alexander C. Karampatsos and Alice A. Pellegrino during a telephonic discussion on June 26, 2024, in connection with Ms. O’Neal’s review of Post-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-2 (the “Registration Statement”) for Hartford Schroders Private Opportunities Fund (the “Fund”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2024. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund will file a post-effective amendment to the Registration Statement, which will reflect the responses below. Unless otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Registration Statement.

July 19, 2024 Page 2

Comment 1.      Please add a brief description of the environmental, social and/or governance (“ESG”) matters that the Fund may consider. Additionally, please add disclosure that the Fund may invest in an issuer that has a poor ESG score.

Response 1.      The use of ESG is not a principal strategy of the Fund and it is one of many factors that may be considered. To the extent that ESG is considered by the Fund, it would represent only part of the overall evaluation of investment opportunities available to the Fund. While the Registrant believes that its current disclosure regarding ESG is appropriate given the role of ESG in the investment process, the Registrant will update the third paragraph in the “INVESTMENT OBJECTIVE AND STRATEGIES—The Investment Process” section as follows:

Potential investment opportunities are vetted through rigorous due diligence that follows a well-established investment process with four core phases: sourcing, assessment, execution and monitoring. Within the four phases, the investment process is customized to address the specific aspects associated with each private equity investment type and the unique issues presented by the specific investment project. ESG characteristics are considered in each stage of the investment process and help to identify issues that can potentially materially impact an asset’s risk or return profile. The Sub-Advisers consider ESG risks and opportunities using a proprietary framework and investments with strong ESG credentials and/or alignment with United Nations Sustainable Development Goals (“UN SDGs”) are viewed favorably. Some examples of ESG characteristics that may be considered include environmental topics such as how a company is managing the impact of climate change on its business; social issues such as talent attraction/retention; and governance matters such as compensation and board diversity. A serious breach of the Sub-Advisers’ ESG standards could lead the Sub-Advisers to not invest in a particular investment or to seek to divest from a particular investment. Conversely, the Fund may invest in an investment opportunity that does not have favorable ESG characteristics or high ESG ratings if the Sub-Advisers determine it is otherwise an appropriate investment for the Fund. The following further elaborates on each phase of the investment process.

Comment 2.      Please revert the changes in the following sentence as indicated: “The Fund reserves the right at its sole discretion to waive the investment minimums with respect to certain investors, who qualify as accredited investors including employees, officers or Trustees of the Fund, the Adviser, the Sub-Advisers or their affiliates ~~who qualify as accredited investors~~.”

Response 2.       The disclosure will be revised accordingly.

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Should you have any questions regarding this letter, please contact the undersigned at 202-261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc: Alice A. Pellegrino

John V. O’Hanlon